

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 28, 2015

<u>Via E-mail</u>
Luis M. Sas
Chief Financial Officer
Petrobras Argentina S.A.
Maipu 1, 22 S.S. Floor
(C1084ABA) Cuidad Autonoma de Buenos Aires
Republica Argentina

      Re: **Petrobras Argentina S.A.**
              Form 20-F for Fiscal Year Ended
              December 31, 2013
              Filed April 25, 2014
              File No. 333-155319

Dear Mr. Sas:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Ethan Horowitz

                    Ethan Horowitz
                    Branch Chief